total serviceable market for its 1st product, targeting late stage breast, colon and brain (GBM) cancer, is $1.65B (revenue).

Product/Service
Ourotech creates a medical device that combines biomaterials, microfluidics and robotics to simulate the human body during cancer treatment. Using a liver module and tumor module with blood circulation and excretion, we can test cancer drugs, including combination therapies and immunotherapies.

Milestones with $2M in Funding
- Complete mice trials for HER2+ breast cancer
- Gather initial clinical data from patients
- Apply for non-US regulatory approval (particularly European CE mark) - Sell device to pharma companies as a research tool

General Company Description

Mission Statement: Ourotech is committed to making healthcare affordable and effective for patients. We deliver personalized medicine by using our devices to identify the best treatments and combination therapies for cancer patients. Our devices are affordable and allow patients to receive the right treatment the first time, saving them time and money from incorrect treatments that are common during the trial and error cancer treatment process.

Ourotech creates devices that combine biomaterials, robotics and microfluidics to create a simulated human body to test drugs. By adding a patient tumor sample, we are able to help doctors select the best treatment and increase the patient's chance of surviving while saving them money and time from taking the wrong treatment. Ourotech's end goal is to ensure the most effective cancer treatments reach patients to reduce the number of deaths caused by cancer worldwide. We sell our products to hospitals, clinical labs, pharmaceutical companies and clinical research organizations.

Ourotech is developing technology within the high potential tissue engineering and regenerative medicine subsector of the biotech industry. Our current tumor engineering technologies address more immediately commercializable aspects of the fast-growing industry and combines it with microfluidics and robotics. Our team brings experience from the fields of tissue engineering, polymer chemistry, robotics, microfluidics and oncology. By forming a multidisciplinary team within these fields, we are able to create a device that personalizes cancer treatment. Ourotech's device is the only one that is able to test combination therapies and immunotherapies on solid tumors.

Ourotech is a US company (Delaware C Corp)

Products and Services

Ourotech creates devices that combine biomaterials, robotics and microfluidics to create a simulated human body to test drugs. By adding a patient tumor sample, we are able to help doctors select the best treatment and increase the patient's chance of surviving while saving them money and time from taking the wrong treatment. Ourotech's first indication is HER2+ breast cancer, with other breast cancers and colon cancer being commercialized next. Ourotech's IP is based on 4 patents (1 published, 3 pending).

Ourotech's device contains a tumor module, liver module, a blood reservoir with circulating blood and a drug injection system. Tumor and liver samples are added into hydrogels that mimic the in vivo environment. Blood is circulated around the organs via a pump that connects the system through the blood reservoir. Drugs